Exhibit 99.1

PRESS RELEASE

Kuwait: TotalEnergies and Kuwait Oil Company sign
technical cooperation agreement

Paris / Kuwait City, February 3, 2026 – At the opening of the 5th Kuwait Oil & Gas Show and Conference (KOGS), TotalEnergies and Kuwait Oil Company (KOC) signed today a Memorandum of Understanding (MoU) to strengthen their cooperation, exchange expertise and conduct technical studies.

The signing ceremony took place in the presence of Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, Sheikh Nawaf Saud Al-Sabah, CEO of Kuwait Petroleum Corporation, and Ahmad Jaber Al-Eidan, CEO of KOC.

The MoU notably includes studies related to new exploration opportunities in the country, for which TotalEnergies will mobilize its technical expertise.

“We are pleased to strengthen our cooperation with Kuwait Oil Company through this MoU, which reflects our shared ambition to contribute to Kuwait’s objectives in developing its resources. The studies to be carried out will help inform future projects, while further deepening our long-term relationship with Kuwait,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 coun2tries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).